October 23, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	H. Roger Schwall, Assistant Director

Division of Corporate Finance

Re:	MPLX LP

Registration Statement on Form S-1 (File No. 333-182500)

Ladies and Gentlemen:

As a manager of the several underwriters of the MPLX LP (the “Partnership”) proposed initial public offering of up to 15,000,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on October 24, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated October 18, 2012, through the date hereof:

Preliminary Prospectus dated October 18, 2012:

8,188 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

UBS SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
MORGAN STANLEY & CO. LLC,
As Managing Underwriters of the several Underwriters

By:	UBS SECURITIES LLC

By:	/s/ Daniel H. Klausner
Name:	Daniel H. Klausner
Title:	Executive Director

By:	/s/ Mitesh Hassamal
Name:	Mitesh Hassamal
Title:	Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Peter J. von Alt
Name:	Peter J. von Alt
Title:	Executive Director